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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                   FOR THE FISCAL YEAR ENDED JANUARY 31, 2000

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

               A.Fulltitle of the Plan and the address of the Plan,
                 if different from that of the issuer named below:

             THE BUCKLE, INC. CASH OR DEFERRED PROFIT SHARING PLAN

          B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office

                                THE BUCKLE, INC.
                              2407 WEST 24TH STREET
                                  P.O. BOX 1480
                          KEARNEY, NEBRASKA 68848-1480



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of The Buckle, Inc. Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

              THE BUCKLE, INC. CASH OR DEFERRED PROFIT SHARING PLAN



Date                              By
    --------------------------      -------------------------------------------
                                      Dennis H. Nelson
                                      President and Chief Executive Officer





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                              REQUIRED INFORMATION



Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA and are included herein as listed in the table of contents below.



Table of Contents

     (a)      Financial Statements                                   Pages
     ---      --------------------                                   -----

     Independent Auditors' Report                                      1

     Statements of Net Assets Available for Benefits
       January 31, 2000 and 1999                                       2

     Statements of Changes in Net Assets Available for Benefits
       for the Years Ended January 31, 2000 and 1999                   3

     Notes to Financial Statements                                    4-8

     (b)      Supplemental Schedule

     Schedule of Assets Held for Investment Purposes at End of Year    9

     (c)      Exhibits

     Exhibit A - Independent Auditors' Consent                        10





Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.



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INDEPENDENT AUDITORS' REPORT


The Buckle, Inc. Cash or Deferred Profit Sharing Plan
Kearney, Nebraska

We have audited the accompanying statements of net assets available for benefits of The Buckle, Inc. Cash or Deferred Profit Sharing Plan (the "Plan") as of January 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Omaha, Nebraska
July 24, 2000



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THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JANUARY 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                   2000            1999
                                               ------------    ------------
ASSETS:

  Cash and cash equivalents                    $    129,650    $     31,101
                                               ------------    ------------

  Investments (Notes B and D):
    Mutual funds                                 14,387,796      11,539,378
    Common stock                                  2,054,802       3,023,019
    Guaranteed investment contracts (Note F)      2,233,369       2,014,256
    Participant loans                               529,418         372,866
                                               ------------    ------------
           Total investments                     19,205,385      16,949,519
                                               ------------    ------------

  Receivables:
    Employer contributions receivable               571,237         989,531
    Employee contributions receivable                49,893          71,456
                                               ------------    ------------
           Total receivables                        621,130       1,060,987
                                               ------------    ------------

           Total assets                          19,956,165      18,041,607
                                               ------------    ------------

LIABILITIES:

  Accrued expenses                                  (10,777)        (11,804)
                                               ------------    ------------

  Net assets available for benefits            $ 19,945,388    $ 18,029,803
                                               ============    ============


The accompanying notes are an integral part of these financial statements.




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THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JANUARY 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                                2000            1999
                                                                            ------------    ------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
    Net (depreciation) appreciation in fair value of investments (Note D)   $   (500,895)   $  2,186,133
    Interest and dividends                                                       948,825         537,829
                                                                            ------------    ------------
                                                                                 447,930       2,723,962
                                                                            ------------    ------------

  Contributions:
    Employees                                                                  1,498,904       1,225,764
    Employer                                                                     571,237         989,531
                                                                            ------------    ------------
                                                                               2,070,141       2,215,295
                                                                            ------------    ------------

           Total Additions                                                     2,518,071       4,939,257
                                                                            ------------    ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                                  565,244       1,224,544
  Administrative expense                                                          37,242          14,985
                                                                            ------------    ------------

           Total Deductions                                                      602,486       1,239,529
                                                                            ------------    ------------

NET INCREASE                                                                   1,915,585       3,699,728

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                           18,029,803      14,330,075
                                                                            ------------    ------------

  End of year                                                               $ 19,945,388    $ 18,029,803
                                                                            ============    ============


The accompanying notes are an integral part of these financial statements.




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


THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 2000 AND 1999
--------------------------------------------------------------------------------


a.    DESCRIPTION OF THE PLAN

      The following description of The Buckle, Inc. Cash or Deferred Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan provisions.

      GENERAL - The Plan is a defined contribution plan covering all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). It was established February 1, 1986 and last amended February 1, 1993. The Plan administrator is The Buckle, Inc. (the Company). During fiscal year 1999, the Plan appointed The Chicago Trust Company as the Plan trustee and recordkeeper.

      CONTRIBUTIONS - Participants may contribute from 2% to 12% of their salary. The Company may contribute to the Plan at its discretion. The Company contributions to the Plan were $571,237 and $989,531 during the years ended January 31, 2000 and 1999, respectively.

      PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeiture of terminated participants' nonvested accounts. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      VESTING - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The remainder of their accounts vest over a six-year period, as shown:

                                                                PERCENT
      YEARS OF SERVICE                                           VESTED
      ----------------                                          -------

      Two                                                          20%
      Three                                                        40%
      Four                                                         60%
      Five                                                         80%
      Six                                                         100%



      PARTICIPANT LOANS - Participants may borrow from their individual contribution accounts subject to maximum limitations as defined in the Plan. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate based on the published prime rate plus 1%. Interest rates range from 8.75% to 9.75%. Principal and interest are paid ratably through monthly payroll deductions.

      PAYMENT OF BENEFITS - On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, annual installments over a five-year period, or payment in


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      the form of an annuity.

      FORFEITED ACCOUNTS - Forfeitures of terminated participants' nonvested accounts allocated to the individual accounts of participants remaining in the Plan during the years ended January 31, 2000 and 1999, were $121,549 and $30,035, respectively.

b.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The accounts of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 as permitted by the Securities and Exchange Commission's amendments to Form 11-K.

      VALUATION OF INVESTMENTS - The Plan's guaranteed investment contracts are recorded at the accumulated value of the contract. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. Management of the Plan believes that contract value approximates fair value for the guaranteed investment contracts. The mutual funds, including the Company stock fund, are recorded at quoted market value of stocks comprising them. Money market accounts are recorded at the cash equivalent amount which approximates fair value. Participant loans are valued at cost plus accrued interest which approximates fair value.

      The net appreciation (depreciation) in the fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year.

      USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      EXPENSES - Administrative expenses are paid by either the employer or the Plan, in accordance with the terms of the Plan Services Agreement.

c.    TAX STATUS

      The Plan obtained its latest tax determination letter dated October 9, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

d.    INVESTMENTS

      Participants may direct their contributions into any of the following investment options:

        Stable Value Fund - The Chicago Trust Company Stable Principal Value Investment, United of Omaha Guaranteed Interest, and Hartford Life
        Insurance: This fund is comprised of guaranteed investment and interest contracts which provide a fixed rate of return.



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        Balanced Fund - The American Funds Group Income Fund of America: This
        fund invests in both equity and debt securities.

        Growth Fund - Montag & Caldwell Growth N: This fund invests in common stocks, preferred stocks and convertible bonds of companies.

        International Equity Fund - The American Funds Group EuroPacific Growth
        Fund: This fund invests in equity securities of growth oriented companies outside of the U.S.

        Growth and Income Fund - Washington Mutual Investors Fund: This fund invests in equity securities, generally in large, well established companies and is also referred to as the Growth and Income Fund.

        Aggressive Growth Fund - SsgA Small Cap Fund: This fund invests in equity securities of small and medium sized U.S. companies.

        The Buckle Stock Fund - The Buckle Inc.: This fund invests in the common stock of The Buckle, Inc. Within The Buckle Stock Fund, there is a reserve depository account, which is held for liquidity purposes. Approximately 1% to 5% of the total value of The Buckle Stock Fund is held in this reserve depository account in order to have cash available for potential distributions.

        Index Fund - Vanguard Group Institutional Index Fund: This fund invests in large established companies.

        Global Fund - Janus Group Worldwide Fund: This fund invests in common stock of foreign and U.S. companies.

      The following table presents the fair value of Plan investments which exceed 5% of net assets available for benefits as of January 31, 2000 and 1999.




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
                                                                     2000         1999
                                                                  ----------   ----------
INVESTMENTS AT CONTRACT VALUE:
  Stable Value Fund:
    The Chicago Trust Company Stable Principal Value
      Investment                                                  $1,273,597   $  886,142
    United of Omaha Guaranteed Interest                                  n/a      769,454

INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICE:
  Growth and Income Fund:
    Washington Mutual Investors Fund                               2,633,907    2,591,529

  Balanced Fund:
    The American Funds Group Income Fund of America                      n/a      723,213

  Growth Fund:
    Montag & Caldwell Growth N Fund                                4,404,070    3,817,404

  The Buckle Stock Fund:
    The Buckle, Inc.                                               2,054,802    3,023,019

  International Equity Fund:
    The American Funds Group - Europacific Growth Fund             3,651,281    2,330,059

  Aggressive Growth Fund:
    SsgA Small Cap Fund                                            2,257,029    2,021,627


      During the years ended January 31, 2000 and 1999, the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in value by $(500,895) and $2,186,133, respectively, as follows:

                                                                     YEARS ENDED JANUARY 31,
                                                                  --------------------------
                                                                      2000           1999
                                                                  -----------    -----------
Net Change in Fair Value

Investments at Fair Value as Determined by Quoted Market Price:
  Mutual Funds                                                    $   857,803    $ 1,704,702
  Common stock                                                     (1,358,698)       481,431
                                                                  -----------    -----------

Net change in fair value                                          $  (500,895)   $ 2,186,133
                                                                  ===========    ===========


e.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan, to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants all become 100% vested in their accounts. The Company may direct the Trustee either to distribute the Plan's assets to the participants, or to continue the Trust and distribute benefits as though the Plan had not been terminated.

f.    GUARANTEED INVESTMENT AND INTEREST CONTRACTS

      The Plan has entered into various benefit responsive guaranteed investment and interest contracts issued by insurance companies. These contracts are included in the financial statements at contract value, which




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      approximates fair value. The crediting interest rate and yield at
      January 31, 2000 ranged from 5.6% to 8.0% and at January 31, 1999 ranged from 5.4% to 8.0%.

g.    RELATED PARTY TRANSACTIONS

      Plan investments include The Buckle Stock Fund which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor and, therefore, these investments and actual transactions qualify as party-in-interest.

      Certain guaranteed investment and interest contracts included in the stable value fund are managed by The Chicago Trust Company. The Chicago Trust Company has been the trustee and recordkeeper as defined by the Plan during the year ended January 31, 2000 and, therefore, these investments and actual transactions qualify as party-in-interest.





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THE BUCKLE, INC.
CASH OR DEFERRED PROFIT SHARING PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500 SCHEDULE H PART IV LINE 4(I) -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
JANUARY 31, 2000

--------------------------------------------------------------------------------

              COLUMN A                                                       COLUMN B                COLUMN C
                                                                   DESCRIPTION OF INVESTMENT,
                                                                   INCLUDING COLLATERAL, RATE
    IDENTITY OF ISSUE, BORROWER,                                   OF INTEREST, MATURITY DATE,      CURRENT
       LESSOR OR SIMILAR PARTY                                       PAR OR MATURITY VALUE           VALUE
    ----------------------------                                  ----------------------------    -----------
STABLE VALUE FUND:
  *The Chicago Trust Company Stable Principal Value Investment        Rates of 5.25% ot 8.12%     $ 1,273,597
    Hartford Life Insurance                                                8.00 %                     386,402
    United of Omaha Guaranteed Interest                                    5.61 %                     573,370

GROWTH AND INCOME FUND:
  Washington Mutual Investors Fund                                         93,236                   2,633,907

BALANCED FUND:
  The American Funds Group:
    Income Fund of America                                                 51,136                     782,378

GROWTH FUND:
  Montag & Caldwell Growth N Fund                                         134,558                   4,404,070

THE BUCKLE STOCK FUND:
  *The Buckle, Inc.                                                       139,201                   2,054,802

INTERNATIONAL EQUITY FUNDS:
  The American Funds Group:
    Europacific Growth Fund                                                88,645                   3,651,281

AGGRESSIVE GROWTH FUND:
  SsgA Small Cap Fund                                                     120,375                   2,257,029

INDEX FUND:
  Vanguard Group:
    Institutional Index Fund                                                2,440                     310,625

GLOBAL FUND:
  Janus Group:
    Worldwide Fund                                                          4,619                     348,506

PARTICIPANT LOAN                                                      Rates of 8.75% to 9.75          529,418
                                                                                                  -----------

           Total Investments                                                                      $19,205,385
                                                                                                  ===========


*  Party-In-Interest.




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